Form C

Cover Page

Name of issuer:

NuVessl Frozen Desserts Inc. (dba Spiked)

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: NV
Date of organization: 2/5/2018

Physical address of issuer:

9926 Cullman Ave.
Whittier CA 90603

Website of issuer:

https://enjoyspiked.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

69,445

Price:

$0.90000

Method for determining price:

Dividing pre-money valuation $12,583,238.40 (or $10,066,590.72 for investors in the first $249,999.84) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.40

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.74

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$159,610.00	$58,600.00
Cash & Cash Equivalents:	$122,458.00	$39,131.00
Accounts Receivable:	$3,990.00	$0.00
Short-term Debt:	$53,913.00	$21,447.00
Long-term Debt:	$251,640.00	$392,059.00
Revenues/Sales:	$12,787.00	$8,042.00

Cost of Goods Sold:	$41,578.00	$5,448.00
Taxes Paid:	$0.00	$0.00
Net Income:	($715,595.00)	($378,404.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

NuVessl Frozen Desserts Inc. (dba Spiked)

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Arshia Noori	President & CEO	NuVessl Frozen Desserts Inc	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Arshia Noori	CEO	2020
Arshia Noori	CFO	2020
Arshia Noori	President	2020
Arshia Noori	Secretary	2020
Arshia Noori	Treasurer	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
NuVessl Frozen Desserts Ltd (Principal owner Robert Mackenzie)	9910000.0 Common stock	80.2

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Additional Capital Requirements – We intend to continue to make investments to support our business growth and will require additional funds to respond to business challenges, including the need to expand sales and marketing activities; develop new products; enhance our current operating infrastructure; and acquire complementary businesses and products. Since our cash flow from its reserves may not be sufficient to fund its ongoing activities at all times, we may need to engage in equity or debt financings to secure additional funds.

If we raise additional funds through further issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of the securities of NuVessl Frozen Desserts. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities. We can provide no assurance that sufficient debt or equity financing will be available upon favorable terms or at all. Accordingly, we may be unable to accommodate for necessary or desirable capital expenditures or acquisitions or to cover losses and our ability to continue to support its business growth and to respond to business challenges could be significantly limited.

Operating Results and Financial Condition Fluctuations – Our operating results and financial condition may fluctuate from quarter to quarter and year to year, and are likely to continue to vary due to a number of factors, some of which are outside of our control. You should not rely on quarter-to-quarter or year-to-year comparisons of our operating results as an indicator of future performance.

History of Operating Losses – As a small business, we have a history of net operating losses and we may continue to suffer losses in the future. If we cannot become profitable, our financial condition will deteriorate and it may be unable to achieve its business objectives.

In addition, as a newer business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from an early-stage company to a company capable of supporting larger scale commercial activities. If we are not successful in such a transition, our business, results and financial condition will be harmed.

Supply Commitments – Our supply agreements provide supply commitments which vary by customer. If we are unable to meet the stated supply commitments, we may incur financial penalties.

Research and Development – We will continue to invest in research and development for the introduction of new enhancements to existing products. Research and development in the food and beverage industry, however, is complex, expensive and uncertain. If we continue to expend a significant amount of resources on research and development, but its efforts do not lead to the successful introduction of product enhancements that are competitive in the marketplace, there could be a material adverse effect on our business, operating results, financial condition and market share.

Internal Controls – Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IRFS. AS a private company with limited accounting personnel and other resources to address our internal control over financial reporting, we cannot assure you that there are not, and will not be material weaknesses in our internal control over financial reporting in the future. If we or our independent audit firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market's confidence in our financial statements could decline and the market price of our securities could be adversely impacted.

Stage of Development – We may be subject to growth-related risks, capacity constraints and pressure on our internal systems and controls, particularly given the early stage of our development. Our ability to manage growth effectively will require us to continue to expand our operational and financial systems and to train and manage our employee base. An inability to deal with this growth could have a material adverse impact on our business, operations and prospects.

Uncertainty of Revenue Growth – There can be no assurance that the Company can generate revenue growth, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company may achieve may not be indicative of future operating results. In addition, the Company may increase further its operating expenses in order to fund higher levels of research and development, increase its sales and marketing efforts, and increase its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

Uncertainty of Use of Proceeds – Although the Company has set out its intended use of proceeds from this offering, these intended uses are estimates only and

subject to change. While management does not contemplate any material variation, management does retain broad discretion in the application of such proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company's business, including the Company's ability to achieve its stated business objectives.

Legal Risks – We are subject to legal risks related to operations, health and safety concerns, food product risks, contracts, relationships and otherwise under which we may be served with legal claims. Whether or not the claims are legally valid, such claims may result in legal fees, damages, settlement costs and other costs as well as significant time and distraction of management and employees.

Food Safety – The sale of products for human use and consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties or product contamination or spoilage. Under certain circumstances, we may be required to recall or withdraw products, suspend production of our products or cease operations, which may lead to a material adverse effect on our business. In addition, customers may stop placing or cancel orders for such products as a result of such events.

Even if a situation does not necessitate a recall or market withdrawal, product liability claims might be asserted against us. While we believe our facilities and those of our vendor and suppliers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness (such as salmonella) or death to a consumer, we may become subject to claims or lawsuits relating to such matters. We may be required to pay damages which could reduce profitability and adversely affect our financial conditions. In addition, it may require us to modify our recipes or packaging in manner that adversely affects our business or is not feasible for the business operation. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could cause consumers to lose confidence in the safety and quality of our products. Moreover, claims or liabilities of this type might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Although we maintain product liability and product recall insurance in an amount that we believe to be consistent with market practice, we cannot be sure that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Complex Contracts – Our customers may have substantial purchasing power and negotiating leverage. As a result, contracts are negotiated on a customer-by-customer basis and contract terms may not be favorable to us in order to close a transaction, including indemnity, limitation of liability, refund, penalty or other terms that could expose us to significant financial or operating risk. If we are unable to effectively negotiate, enforce and accurately and timely account and bill for contracts with our key customers, our business and operating results may be adversely affected.

In addition, we may have contractual indemnification obligations to its customers, some of which may be unlimited in nature. We may or may not have sufficient indemnification from third parties to cover fully the amounts or types of claims that might be made. Any significant indemnification obligation to customers could have a material adverse effect on our business, operating results, and financial condition.

Changes in Applicable Laws – Legal, tax and other regulatory changes may occur that may adversely affect us and the stockholders. There can be no assurance that income tax, securities and other laws will not be changed in a manner which adversely affect us.

New Product – Our business will largely take place within a new product category of the market, namely shelf-stable alcohol-infused frozen desserts. The economic forces and market dynamics of a new category are constantly evolving and are expected to buffet our business activities, as they also would any of our competitors. Future expectations for these factors and dynamics cannot be known or fairly estimated using currently known information.

Competition – The market for our products is intensely competitive and evolving. Our ability to remain competitive in this market is dependent upon our ability to attract customers to purchase and consume our products. This ability, in turn, is dependent upon our continued enhancement and improvement of our products; and in the competitive pricing of our products. The intensity of competition can be expected to increase in the future. Increased competition may lead to changes in the products, changes in pricing, and fewer customers and loss of market share, any one of which could significantly reduce future profitability. Some of our competitors will have more resources and broader and deeper customer access we do. Competitors may be able to respond more quickly than we can to changes in consumer preferences and devote greater resources to the development, promotion and sale of their products. We may not be able to maintain its competitive position against current and future competitors, especially those with significantly greater resources.

Regulation – Alcoholic products are regulated at the federal, state and county levels. We believe we comply with all regulations at these levels and endeavour to remain current in our compliance. If regulations change, there is no assurance that we would be able to maintain compliance while remaining economically profitable. Specifically, as our products include alcohol, which is a regulated at the federal level by the Alcohol and Tobacco Tax and Trade Bureau (TTB). Generally, we seek to distribute our products through a federally permitted distributor. On the state level, we seek to comply with state laws for distribution of alcohol. These laws and regulations affect various aspects of our business and failure to comply with them may have significant adverse effects on our business.

Market Acceptance – Although we believe that our products offer advantages over competitive products, no assurance can be given that our products will attain a degree of market acceptance on a sustained basis or that we will generate revenues sufficient for sustained profitable operations.

Proprietary Technology – Our success will depend, in part, on our ability to protect our licensed patents and trade secrets and operate without infringing the exclusive rights of third parties. There is no proof that any patent that is granted to us will make the product more competitive, that patent protection will not be contested by third parties or that the patents of others will not be detrimental to our commercial activities. It cannot be assured that other companies will not independently develop products similar to our products, that they will not imitate any of our products or that our competitors will not manufacture products designed to circumvent the exclusive patent rights granted or licensed to us. We may also be required to obtain licenses under patents or other exclusive rights from third parties. There is no guarantee that any license required under these patents or other exclusive rights will be offered upon conditions acceptable to us.

We have exclusive, perpetual, and worldwide license to patents for the technologies used in our products. To date, we have been depending on our ability to protect our proprietary property by distinguishing our products from those offered by competitors; and by relying on a combination of trade secret laws, confidentiality agreements and licensing and manufacturing arrangements. Existing laws afford only limited protection of intellectual property rights. Attempts could be made to copy aspects of our products and processes or to obtain and use information that we regard as confidential and proprietary.

Accordingly, we may not be able to protect our proprietary property against unauthorized third party copying or use. Furthermore, policing the unauthorized use of our proprietary property is difficult, and expensive litigation may be necessary in the future to enforce our intellectual property rights. We may not have the resources to enforce our right, and the use by others of our proprietary products and services could adversely affect our business prospects.

Infringement of Intellectual Property Rights – It cannot be certain that our products do not and will not infringe the intellectual property rights of others. If we become the subject of infringement claims, we may be forced into litigation, which will require significant resources and management time and attention to defend against such infringement claims. If it is determined that our products infringe the intellectual property rights of a third party, we may be required to pay damages or enjoined from using that technology or forced to obtain a license (which may not be available or, if available, may be on terms that are unacceptable) and/or pay royalties to continue using that technology. The assertion of intellectual property infringement claims against our technology could have a material adverse effect on our business, operating results and financial condition.

Uninsured Losses on the Assets – Although we intend to insure our business and assets in a manner that it determines to be appropriate, there may be risks that are not foreseen and against which we have not obtained insurance. In addition, insurance against some risks may not be available or may be prohibitively expensive. Even in cases where insurance was obtained against loss, the amount of the loss may exceed the limits of the policy, we may not be able to substantiate the full extent of the loss to the satisfaction of the insurer and any coverage may be subject to large deductibles or co-payments.

Availability of Key Supplies – We rely on partners and suppliers to complete the manufacturing of our products. Certain aspects of our products may be delayed in shipping or availability, which can cause a delay in completing products. Our products may contain certain elements that may become unavailable and require us to adjust the supply of our product or to undertake a major redesign. A redesign may require an extended period and significant resources to complete during which period we may not be able to sell our products and management and employees may be significantly distracted from ongoing business.

Outsourcing of Manufacturing Operations – We rely on partners and suppliers to complete the manufacturing of its products. As a wholesaler of alcoholic products, such outsourcing is required of us in compliance with the federal Three-tier System for alcohol distribution. Third-party manufacturing operations will be subject to factors outside of our direct control, and any downturn in plant uptime, quality controls or production scheduling may result in a significant curtailment of product availability to the market.

Food Industry – Food processors are subject to the risks of adverse changes in general economic conditions; evolving consumer preferences and nutritional and health-related concerns; changes in food distribution channels; federal, state and local food processing controls or other mandates; consumer product liability claims; and risks of product tampering. The increased buying power of large supermarket chains, other retail outlets and wholesale food vendors could result in greater resistance to price increases and could alter the pattern of customer inventory levels and access to shelf space.

Product Recalls/Product Liability Claims – The success of our brands depends upon the positive image that consumers have of them. We could decide to or be required to recall products due to suspected or confirmed product contamination, product tampering, spoilage, or other quality issues. Any of these events could adversely affect our financial results. Actual contamination, whether deliberate or accidental, could lead to inferior product quality and even illness, injury, or death to consumers, potential liability claims, and material loss. Should a product recall become necessary, or we voluntarily recall a product in the event of contamination, damage, or other quality issue, sales of the affected product or our broader portfolio of brands could be adversely affected. A significant product liability judgment or widespread product recall may negatively impact sales and our business and financial results. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect our reputation with existing and potential customers and our corporate and brand image.

Use of Proceeds – We will have broad discretion in the application of the net proceeds from this offering. We intend to use net proceeds from this offering for working capital, inventory growth, marketing, general corporate purposes. As a result, we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition.

Stockholder Control – Following the offering, our majority shareholder will maintain voting control of the Company. As a consequence, our majority shareholder will have the power to affect our management and affairs and overall matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets, for the foreseeable future. This concentrated control limits or restricts our shareholders' ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. As a result, the market price of our common stock and preferred stock could be adversely affected.

Restrictions on Transfer – The shares in this offering will be subject to significant restrictions on transfers, specifically, the shares may be transferred only if certain legal requirements. The shares have not been registered under the Securities Act of 1933 (the "Securities Act") and, therefore, is subject to restrictions on transfer under the Securities Act. Further, securities will be subject to the restrictions set forth in the Limited Liability Company Agreement of Wefunder SPV, LLC.

Illiquid Investment – There is no public trading market for the Company's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

Unsecured Investment – The shares purchased in this offering will constitute equity interests, which will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to the holders of our shares.

Offering Price – The offering price of the shares of preferred stock has been determined without independent valuation of the shares by our management based on estimates of the price that purchasers of speculative securities, such as our preferred stock, will be willing to pay considering our nature and capital structure, the experience of the officers and directors and the market conditions for the sale of equity securities in similar companies. The offering price of the shares bears no relationship to our assets, earnings or book value, or any other objective standard of value and thus the shares may have a value significantly less

than the offering price and the shares may never obtain a value equal to or greater than the offering price.

Lead Investor – Each investor will appoint the lead investor we have identified (the "Lead Investor") as the investors true and lawful proxy and attorney, to vote the investor's securities related to the Company and sign related documents on the investor's behalf. Although the Lead Investor's goal is to maximize the value of the Company and therefore the Lead Investor's interests should be alighted with the interest of investors, there can be no guarantee that these interest will always remain aligned or that the Lead Investor will always make decisions that maximize the value of a particular investor's interest.

NuVessl Majority Stockholders – NuVessl Frozen Deserts Ltd. owns approximately 80% of the outstanding equity of the Company. NuVessl Frozen Deserts Ltd. is owned 100% by NuVessl Inc. Investors in the offering will receive shares of the Company. Investors will have no interest in NuVessl Frozen Deserts Ltd. or NuVessl Inc. Neither NuVessl Inc. nor NuVessl Frozen Deserts Ltd. has any obligation to any investor in the offering.

Dependence on Key Personnel and Consultants – Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 20.0% towards operations and inventory build-up, 25.4% towards wage-based G&A, 48.1% towards non-comp G&A (professional fees, licensing & insurance, travel, etc.), 6.5% towards Wefunder fees.

If we raise: **$499,999**

Use of Proceeds: 31.9% towards marketing and advertising, 9.4% towards operations and inventory build-up, 10.2% towards wage-based G&A, 6.8% towards non-comp G&A (professional fees, licensing & insurance, travel, etc.), 6.5% towards Wefunder fees, 35.2% towards debt repayment

If we raise: **$1,070,000**

Use of Proceeds: 30.4% towards marketing and advertising, 21.7% towards operations and inventory build-up, 5.0% towards sales channel development and R&D, 15.2% towards wage-based G&A, 4.8% towards non-comp G&A (professional fees, licensing & insurance, travel, etc.), 6.5% towards Wefunder fees, 16.4% towards debt repayment

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will

be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $12,583,238.40 fully diluted pre-money valuation

See exact security attached as Appendix B, Investor Contracts

NuVessl Frozen Desserts Inc. (dba Spiked) is offering up to 1,258,333 shares of Series Seed Preferred Stock, at a price per share of $0.90.

Investors in the first $249,999.84 of the offering will receive shares of Series Seed Preferred Stock at a price per share of $0.72, and a fully diluted pre-money valuation of $10,066,590.72.

The campaign maximum is $1,069,999.74 and the campaign minimum is $50,000.40.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The subscription agreement between the Company and the investors may only be amended or modified by a written instrument signed by the parties to the subscription agreement.

The Company's articles of incorporation may be amended by a majority vote, or written consent, of the outstanding shares of capital stock of the Company. The Company's controlling stockholder owns a majority of the outstanding shares of the capital stock of the Company and as such may vote, or consent to, an amendment to the Company's articles of incorporation that modifies the terms of

the securities offered and sold hereunder.

The Lead Investor, on behalf of the investor, will have the power to sign and vote on behalf of the investor. As such, the Lead Investor may amend the subscription agreement or vote for an amendment to the articles of incorporation in a manner that is adverse to the interests of the investors.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	73741667	0	Yes
Common Stock	75000000	12359713	Yes
Series Seed-1 Preferred Stock	347222	0	Yes
Series Seed-2 Preferred Stock	911111	0	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	182413
Options:	1439250

Describe any other rights:

The Company has two authorized classes of stock, Preferred Stock and Common Stock. Of its authorized Preferred Stock, the Company has designated 347,222 shares as Series Seed-1 Preferred Stock and 911,111 shares as Series Seed-2 Preferred Stock (Series Seed-1 and Series Seed-2, collectively the Series Seed Stock). The Series Seed Stock are being offered to investors in this offering and are entitled to a liquidation preference equal to their original issue price (for Series Seed-1, $0.90 per share and for Series Seed-2, $0.72 per share). All share classes (common + preferred) have the same voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company's articles of incorporation may be amended by a majority vote, or written consent, of the outstanding shares of capital stock of the Company. The Company's controlling stockholder owns a majority of the outstanding shares of the capital stock of the Company and will continue to own a majority following this offering. As such the controlling stockholder may vote, or consent to, an amendment to the Company's articles of incorporation that materially limits, dilutes or qualifies the terms of the securities offered and sole hereunder.

The Company's articles of incorporation also provides for "blank check" preferred stock which provides discretion to the board of directors to prescribe the series and the number of the shares of each series of preferred stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of the shares of such preferred stock without the consent of the Company's stockholders. This means the Company can issue shares of preferred stock with rights, preferences, and privileges senior to the shares of series seed stock sold hereunder. This may include: granting preferred liquidation preferences to holders of preferred stock, granting dividend rights to holder of preferred stock, granting certain voting and blocking rights to holders of preferred stock, and resulting dilution to the investors hereunder from the sale of such preferred stock. Such dilution means that the investors voting and potentially economic interest in the Company may be decreased.

In addition, the Company may issue shares of convertible debt, SAFES, warrants, or options to acquire new shares of common stock of the Company. This may result in dilution or grant such holders rights that are superior in liquidation to the holders of the Company's common stock or otherwise limit the rights of the investors in this offering.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority

Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the

value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Bob McKenzie, Eric Hobson, Murph Hanon
Issue date	04/20/22
Amount	$75,000.00
Outstanding principal plus interest	$86,250.00 as of 09/11/22
Interest rate	15.0% per annum
Maturity date	07/31/22
Current with payments	Yes

Simple promissory note with fixed interest payment. Creditors have agreed to delay repayment until a minimum of $500,000 in equity investment proceeds have been raised.

Loan

Lender	Bob McKenzie, Eric Hobson, Jason Zabinsky, Murph Hannon
Issue date	09/07/22
Amount	$80,000.00
Outstanding principal plus interest	$89,600.00 as of 09/11/22
Interest rate	12.0% per annum
Maturity date	03/31/23
Current with payments	Yes

Simple promissory note with fixed interest payment.

Convertible Note

Issue date	08/28/22
Amount	$180,000.00
Interest rate	10.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	06/30/24

Convertible debentures may be converted into common shares at an exercise price of $1.00/share

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2019	Section 4(a)(2)		$251,640	General operations
4/2020	Regulation D, Rule 506(b)	Common stock	$495,000	General operations
1/2021	Section 4(a)(2)		$300,000	General operations
6/2021	Regulation D, Rule 506(b)	Common stock	$412,125	General operations
11/2021	Regulation D, Rule 506(b)	Common stock	$244,525	General operations
1/2022	Regulation D, Rule 506(b)	Common stock	$100,000	General operations
8/2022	Regulation D, Rule 506(b)	Convertible Note	$180,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Bob McKenzie, Eric Hobson, Nathan MacBey (directors of NuVessl Frozen Desserts Ltd); plus another unrelated party
Amount Invested	$250,000.00
Transaction type	Safe
Issue date	07/29/19
Valuation cap	$10,500,000.00
Relationship	Directors of NuVessl Frozen Desserts Ltd (majority owner of NuVessl Frozen Desserts Inc)

Name	NuVessl Inc
Amount Invested	$251,640.00
Transaction type	Other
Issue date	12/30/19
Relationship	NuVessl Inc is the sole owner of NuVessl Frozen Desserts Ltd (Alberta)

Spiked reports $251,640 due to NuVessl Inc for amounts incurred on behalf of the Company in the normal course of business activities. The amount is repayable from proceeds of future financings, as agreed to between the Company and NuVessl Inc. However, proceeds from the current equity offerings will not be directed towards the settlement of this liability.

Name	Bob McKenzie, Eric Hobson, Jason Zabinsky, Mark Kalow (directors of NuVessl Frozen Desserts Ltd); NuVessl Inc; plus other unrelated parties
Amount Invested	$300,000.00
Transaction type	Other
Issue date	01/24/21
Relationship	Directors of NuVessl Frozen Desserts Ltd (majority owner of NuVessl Frozen Desserts Inc); NuVessl Inc is the sole owner of NuVessl Frozen Desserts Ltd

Royalty on product sales totalling 1.2%

Name	Bob McKenzie, Eric Hobson, Jason Zabinsky, Mark Kalow (directors of NuVessl Frozen Desserts Ltd); plus other unrelated parties
Amount Invested	$412,125.00
Transaction type	Priced round
Issue date	06/24/21
Relationship	Directors of NuVessl Frozen Desserts Ltd (majority owner of NuVessl Frozen Desserts Inc)

Name	Bob McKenzie, Eric Hobson, Murph Hanon
Amount Invested	$75,000.00
Transaction type	Loan
Issue date	04/20/22
Outstanding principal plus interest	$86,250.00 as of 09/11/22
Interest rate	15.0% per annum
Maturity date	07/31/22
Current with payments	Yes
Relationship	Directors of NuVessl Frozen Desserts Ltd

Name	Bob McKenzie, Eric Hobson, Jason Zabinsky, Murph Hannon
Amount Invested	$80,000.00
Transaction type	Loan
Issue date	09/07/22
Outstanding principal plus interest	$89,600.00 as of 09/11/22
Interest rate	12.0% per annum
Maturity date	03/31/23
Current with payments	Yes
Relationship	Directors of NuVessl Frozen Desserts Ltd

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Spiked creates ultra-premium quality, alcohol-infused frozen desserts in the artisanal Italian tradition. Using our patented all-natural technology (licensed from our Canadian holding company), we keep the booze where it belongs – in the sorbet!

With 17 flavors (and growing), our products are vegan, gluten-free and dairy-free – though we do have the ability to expand into dairy-based ice creams down the road. Spiked hits the boozy edge that satisfies.

We are building Spiked to be the dominant player in the emerging alcohol-infused frozen desserts category in the U.S. within 5 years, across both B2B and DTC channels. There's a lot of 'blue sky' potential here. We don't need to capture the entire $1.6B+ market ourselves, but we do intend to define it. Forward looking projections cannot be guaranteed.

Milestones

NuVessl Frozen Desserts Inc. (dba Spiked) was incorporated in the State of Nevada in February 2018.

Since then, we have:

- Huge new product category — US TAM (overall market) estimated at over $1.6 Billion with no dominant player...yet
- NLP tech for 'freezing alcohol' protects the company with a genuine technology moat, keeping the competition at bay
- Executive team with extensive experience in the alcohol & ice cream industries, along with a proven track record
- Board of advisors with experience in business scaling and billions of dollars in exits
- Exclusive global licensing rights on NLP encapsulation technology (5 active patents)
- 17+ flavors and multiple B2B & B2C revenue channels buffer against market volatility
- Ability to white-label custom & proprietary cocktail flavors for select clientele
- A deep understanding of federal- and state-level alcohol regulatory issues

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $12,787 compared to the year ended December 31, 2020, when the Company had revenues of $8,042. Our gross margin was -225.16% in fiscal year 2021, compared to 32.26% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $159,610, including $122,458 in cash. As of December 31, 2020, the Company had $58,600 in total assets, including $39,131 in cash.
- *Net Loss*. The Company has had net losses of $715,595 and net losses of $378,404 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $305,553 for the fiscal year ended December 31, 2021 and $413,506 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $155,000 in debt, $1,251,650 in equity, $180,000 in convertibles, and $250,000 in SAFEs. $1,368,765 of funds raised are from related parties.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

NuVessl Frozen Desserts Inc. (dba Spiked) cash in hand is $67,485, as of September 2022. Over the last three months, revenues have averaged $3,964/month, cost of goods sold has averaged $1,410/month, and operational expenses have averaged $42,754/month, for an average burn rate of $40,200 per month. Our intent is to be profitable in 28 months.

2022 investments as disclosed in Past Raises.

NuVessl Frozen Desserts Inc (dba Spiked) has begun onboarding new B2B sales accounts beginning in August, and we anticipate this trend to continue for the remainder of the year, i.e., we forecast a material ramp-up in sales.

Spiked will maintain a slow cash burn until the successful closing of the Wefunder equity crowdfunding.d

New sales accounts within the Las Vegas and Southern California core markets will continue to be pursued, and we expect monthly revenues to begin rising as a result. Subsequent to the close of the equity raise, we expect expenses to increase as we deploy the raised funds to hire staff, invest capital into our warehousing and distribution operations, and increase marketing activities.

We anticipate Spiked will achieve a material threshold of revenues - which we define as exceeding $10,000 in MRR - by Q2 2023. We expect Spiked will have $28,000 in monthly expenses over the next 3-6 months.

Spiked is presently engaged with a Canadian investment bank on a $10 million financing seeking a strategic partner. If consummated, we anticipate such raise would close later in 2023 and would be sufficient capital to effect the current business plan and achieve profitability. If not, Spiked will execute on a more limited plan for growth involving more frequent and smaller equity raises.

Our business model forecasts EBITDA profitability by go-forward year 3 (i.e., 2025). A major reason for this is that, in creating a new product category as we are, we anticipate outspending revenue growth in marketing and personnel costs as we expand the geographic availability of Spiked products. Although limited to Nevada and California for the time being, the business plan in effect contemplates an eventual national reach for product distribution.

We currently have nearly $70,000 cash on hand. Spiked has a successful history of raising capital through insiders of NuVessl Inc. which indirectly owns (at

of raising capital through insiders of NuVessl Inc, which indirectly owns (at present) the majority of the company's equity. NuVessl may, from time to time, elect to capitalize the business as well.

Forward-looking projections cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Arshia Noori, certify that:

(1) the financial statements of NuVessl Frozen Desserts Inc. (dba Spiked) included in this Form are true and complete in all material respects ; and

(2) the tax return information of NuVessl Frozen Desserts Inc. (dba Spiked) included in this Form reflects accurately the information reported on the tax return for NuVessl Frozen Desserts Inc. (dba Spiked) filed for the most recently completed fiscal year.

Arshia Noori
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://enjoyspiked.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete

redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Spiked Priced Round Contract
- SPV Subscription Agreement
- Spiked Priced Round Contract

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Arshia Noori
- Arshia Noori

Appendix E: Supporting Documents

- NVFD_Dec_2020_FS.pdf
- NVFD_Dec_2021_FS.pdf
- Spiked_disclosures.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Spiked Priced Round Contract
- SPV Subscription Agreement
- Spiked Priced Round Contract

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Arshia Noori
- Arshia Noori

Appendix E: Supporting Documents

- NVFD_Dec_2020_FS.pdf
- NVFD_Dec_2021_FS.pdf
- Spiked_disclosures.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NuVessl Frozen Desserts Inc. (dba Spiked)

By

Arshia Noori

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Enrique Balderas

Chief Operating and Business Development Officer

10/20/2022

Arshia Noori

CEO

10/20/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.